Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-180268, 333-196911, and 333-207834 on Form S-8 and Registration Statement No. 333-211645 on Form S-3 of our reports dated February 26, 2019, relating to the financial statements and financial statement schedule of Worldpay, Inc. and subsidiaries, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle for the accounting for revenue from contracts with customers) and the effectiveness of Worldpay, Inc. and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of Worldpay, Inc. for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
February 26, 2019